FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2004

ROGERS WIRELESS COMMUNICATIONS INC.

(Translation of registrant’s name into English)

One Mount Pleasant Road, 16th Floor
Toronto, Ontario M4Y 2Y5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ ]	Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

Signatures
Exhibit Index
INTERIM REPORT

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS WIRELESS COMMUNICATIONS INC.

By:	/s/ John R. Gossling
John R. Gossling
Senior Vice President and
Chief Financial Officer

Date: July 21, 2004.

Exhibit Index

Exhibit Number	Description
99.1	Interim Report and Financial Statements of Rogers Wireless Communications Inc. for the second quarter and six months ended June 30, 2004.